Ex-Filing Fees

CALCULATION OF FILING FEE TABLES

S-1

Mitesco, Inc.

Table 1: Newly Registered and Carry Forward Securities

Line Item Type	Security Type	Security Class Title	Notes	Fee Calculation Rule	Amount Registered	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee

Newly Registered Securities
Fees to be Paid	Equity	Common Stock, par value $0.01 per share	(1)	Other	105,002,758	$0.15	$15,750,414.00	0.0001381	$2,175.13

Total Offering Amounts:							$15,750,414.00		2,175.13
Total Fees Previously Paid:									0.00
Total Fee Offsets:									0.00
Net Fee Due:									$2,175.13

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Offering Note(s)

(1)	Includes (i) 2,628,179 shares of Common Stock issued in connection with the restructuring of approximately $12.5 million worth of financial obligations; (ii) 97,779,013 shares of Common Stock issuable upon the mandatory redemption of the newly created Series A Amortizing Convertible Preferred Stock, issued to certain institutional investors in exchange for over $14 million worth of its Series D and Series F Preferred Shares, (iii) 2,762,233 shares of Common Stock previously issued in unregistered offerings that the Company has agreed to register on a voluntary basis, and 1,833,333 shares related to the potential conversion of the 2025 Bridge Note issued on October 31, 2025.

Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended. For purposes of the estimation, we calculated the average of the bid and asked price as of December 4, 2025, within 5 business days prior to the date of filing the registration statement.